n.a. 3/16

11016496

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8- 67411

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ParaCap Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6150 Parkland Blvd. Suite 250
(No. and Street)

Mayfield (City) Ohio (State) 44124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown 404-303-8840 X205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skoda Minotti
(Name – *if individual, state last, first, middle name*)

6685 Beta Drive (Address) Mayfield Village (City) Ohio (State) 44143 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/17

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ParaCap Group, LLC, as of 12/31/2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

BENGIE MAR S DIAMOS NOTARY PUBLIC FORSYTH COUNTY, GEORGIA MY COMMISSION EXPIRES FEBRUARY 15, 2014

Notary Public

Signature

FINOP & CFO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARACAP GROUP, LLC

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2010

SKODA MINOTTI

CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

PARACAP GROUP, LLC

YEAR ENDED DECEMBER 31, 2010

TABLE OF CONTENTS

SKODA MINOTTI

CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE MEMBER
PARACAP GROUP, LLC

We have audited the accompanying statement of financial condition of ParaCap Group, LLC (the Company) as of December 31, 2010, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ParaCap Group, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary financial information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SKODA MINOTTI

Skoda Minotti

February 25, 2011

Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Akron | 3875 Embassy Parkway, Suite 200, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com

PARACAP GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

CURRENT ASSETS	
Cash	$ 420,860
Accounts receivable	40,000
Prepaid expenses	1,434
	462,294
OTHER ASSETS	
Deposits	7,371
	$ 469,665

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$ 17,810
Accrued liabilities	7,500
Due to parent	83,302
	108,612
MEMBER'S EQUITY	361,053
	$ 469,665

The accompanying notes are an integral part of these financial statements.

PARACAP GROUP, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2010

REVENUE	$ 826,903
EXPENSES	
Office and miscellaneous	802,032
Professional fees	65,842
	867,874
OPERATING LOSS	(40,971)
OTHER INCOME	
Interest income	1,175
Other income	13,865
	15,040
NET LOSS	$ (25,931)

The accompanying notes are an integral part of these financial statements.

PARACAP GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2010

MEMBER'S EQUITY, BEGINNING OF YEAR	$ 233,984
CONTRIBUTIONS	153,000
DISTRIBUTIONS	-
NET LOSS	(25,931)
MEMBER'S EQUITY, END OF YEAR	$ 361,053

The accompanying notes are an integral part of these financial statements.

PARACAP GROUP, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		$ (25,931)
Adjustments to reconcile net loss to net cash used in operating activities:		
Cash provided by (used in) changes in the followings items:		
Increase in accounts receivable	$ (40,000)	
Decrease in prepaid expenses	3,738	
Increase in deposits	(7,371)	
Decrease in accounts payable	(14,264)	
Increase in accrued liabilities	4,600	(53,297)
Net cash used in operating activities		(79,228)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Loan repayment from affiliate		115,000
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net advances from parent	83,302	
Contributions	153,000	
Net cash provided by financing activities		236,302
NET INCREASE IN CASH		272,074
CASH, BEGINNING OF YEAR		148,786
CASH, END OF YEAR		$ 420,860

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

ParaCap Group, LLC (the Company), an Ohio limited liability company, is a securities broker-dealer conducting business in the state of Ohio. The Company primarily provides capital raising and corporate development services.

Revenue Recognition

The Company recognizes revenue when there is persuasive evidence of an arrangement (e.g. per the terms of an engagement letter) and as services are provided. Engagement letter terms may dictate revenue recognition via retainer fees, fees linked to services, and reimbursement of out-of-pocket expenses.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounts Receivable

The Company's accounts receivable as of December 31, 2010 is due from one customer. During the year, credit is extended to various customers based on an evaluation of a customers' financial condition and the terms of the engagement letter. Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts are past due, the Company's previous loss history, the customer's current ability to pay its obligations to the Company, and the condition of the general economy and industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. At December 31, 2010, the Company did not provide an allowance for doubtful accounts.

Income Taxes

The Company is a limited liability company taxed as a single member LLC in which all elements of income and deductions are included in the tax returns of the member of the Company. Therefore, no provision for Federal income or state taxes has been included in these financial statements.

Subsequent Events

The Company evaluated subsequent events through February 25, 2011, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital equivalent to the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2010, the Company exceeded its net capital requirement.

3. RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of Paragon Capital Group, LLC (the Parent). The Parent regularly advances money on a short-term basis to the Company to fund payroll and various operating expenses. The Company's outstanding liability due to the Parent as of December 31, 2010 is $83,302.

During 2010, the Company received $115,000 from an affiliated company as repayment of a non-interest bearing loan to the affiliate.

4. CONCENTRATION OF CREDIT RISK

Revenue from three customers comprised approximately 66% of revenue for the year ended December 31, 2010. Accounts receivable from one of these customers comprised 100% of accounts receivable at December 31, 2010.

5. OPERATING LEASE

On August 1, 2010, the Company entered into an operating lease for office space, which has a five year lease term with a three year renewal option. Total lease expense for the year ended December 31, 2010, was $29,784. Future annual minimum lease payments are as follows:

YEAR ENDING DECEMBER 31,	
2011	$ 90,410
2012	93,500
2013	96,718
2014	100,029
2015	59,486
	$ 440,143

PARACAP GROUP, LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2010

PARTNERSHIP CAPITAL	$ 361,053
OWNERSHIP EQUITY NOT ALLOWABLE AS NET CAPITAL	
Other non-allowable assets	48,805
NET CAPITAL	312,248
MINIMUM REQUIRED NET CAPITAL	100,000
EXCESS NET CAPITAL	$ 212,248

See the reconciliation on page 14 between the Computation of Net Capital under Rule 15c3-1 in this schedule and the corresponding December 31, 2010 FOCUS Report, as filed by the Company.

See the accompanying Independent Auditors' Report.

PARACAP GROUP, LLC

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2010

Not required to prepare under Reg. Section 240.15c3-3(k)(2)(i).

See the accompanying Independent Auditors' Report.

PARACAP GROUP, LLC

INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2010

Not required to prepare under Reg. Section 240.15c3-3(k)(2)(i).

See the accompanying Independent Auditors' Report.

PARACAP GROUP, LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION PURSUANT TO THE COMMODITY EXCHANGE ACT

YEAR ENDED DECEMBER 31, 2010

Not required to prepare. ParaCap Group, LLC does not affect trades in the commodity markets.

See the accompanying Independent Auditors' Report.

PARACAP GROUP, LLC

STATEMENT OF CHANGES TO LIABILITIES SUBORDINATED TO CREDITORS
REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2010

Not required to prepare. ParaCap Group, LLC had no liabilities subordinated to creditors.

See the accompanying Independent Auditors' Report.

PARACAP GROUP, LLC

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2010

FORM X-17A-5 LINE		Audited	Unaudited	Increase (Decrease)
COMPUTATION OF NET CAPITAL:				
1	Total partnership capital from statement of financial condition	$ 361,053	$ 425,989	$ (64,936)
6a	Total non-allowable assets from statement of financial condition	(48,805)	(48,628)	(177)
10	Net capital	$ 312,248	$ 377,361	$ (65,113)
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:				
11	Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 7,241	$ 2,900	$ 4,341
12	Minimum dollar requirement	$ 100,000	$ 100,000	$ -
13	Net capital requirement	$ 100,000	$ 100,000	$ -
14	Excess net capital:			
	Net capital	$ 312,248	$ 377,361	$ (65,113)
	Less: Net capital requirement	(100,000)	(100,000)	-
	Total	$ 212,248	$ 277,361	$ (65,113)
15	Excess net capital at 1000 percent (Line 10 less 10% of line 19)	$ 301,387	$ 373,011	$ (71,624)
AGGREGATE INDEBTEDNESS:				
16 and 19	Aggregate indebtedness	$ 108,612	$ 43,499	$ 65,113
20	Percent of aggregate indebtedness to net capital	35%	12%	23%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%	0%	0%

See the accompanying Independent Auditors' Report.

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3

TO THE MEMBER
PARACAP GROUP, LLC

In planning and performing our audit of the financial statements and supplemental information of ParaCap Group, LLC (the Company), as of and for the year ended December 31, 2010, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Akron | 3875 Embassy Parkway, Suite 200, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

February 25, 2011